December 12, 2012

VIA EDGAR

Mara L. Ransom

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-4 (File No. 333-184428) of Gulf South Pipeline Company, LP (the “Registrant”)

Ladies and Gentlemen:

On behalf of the Registrant, and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effectiveness of the above-captioned Registration Statement on Form S-4 (the “Registration Statement”) be accelerated so that such Registration Statement will become effective at 2:00 p.m. (Washington, D.C. time) on December 17, 2012 or as soon thereafter as practicable. As requested by the staff of the Securities and Exchange Commission in its telephone correspondence on December 7, 2012, the Registrant hereby acknowledges that:

•

should the United States Securities and Exchange Commission (the “Commission”) or the staff (the “Staff”) thereof, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•

the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

(Signature page follows)

Gulf South Pipeline Company, LP

9 Greenway Plaza, Ste. 2800     Houston, TX 77046     Tel. 713.479.8000     www.gulfsouthpl.com

Very truly yours,

Gulf South Pipeline Company, LP

By: GS Pipeline Company, LLC, its general partner

By:	/s/ Jamie L. Buskill
Name:	Jamie L. Buskill
Title:	Senior Vice President, Chief Financial and Administrative Officer and Treasurer

cc:	Michael E. McMahon

E. Ramey Layne- Vinson & Elkins, L.L.P.